15202 Graham Street, Huntington Beach, CA 92649

October 23, 2012

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 17, 2012
Form 10-Q for the Fiscal Quarter Ended July 31, 2012
Filed September 10, 2012
File No. 001-14229

Dear Ms. Jenkins:

We are responding to your letter dated October 15, 2012 regarding the review of the above-referenced filings of Quiksilver, Inc. (the “Company”). Pursuant to our discussion today with John Archfield, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before November 13, 2012.

If you have any questions or comments with regard to this response or other matters, please feel free to call me at (714) 889-6007.

Sincerely, QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields Chief Financial Officer

cc:	Robert B. McKnight, Jr., Chief Executive Officer
John Archfield, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Ruairi Regan, Securities and Exchange Commission
Pam Howell, Securities and Exchange Commission
Paul Rowe, O’Neil LLP
Charles Exon, Director and Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

Michael Henry, Vice President, Worldwide Controller